SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on April 5, 2016

1. Date, Time and Location: On April 5, 2016, at 11 a.m., by conference call, as expressly authorized by Article 21, §2º, of the Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously and without any restrictions, by all present members of the Board of Directors, as set forth in Article 22 (u) of the Company’s Bylaw, to ratify all acts practiced by Company’s management regarding the execution of the following contracts: (i) “Termo Aditivo ao Contrato de Mútuo para Construção de Empreendimento Imobiliário com Garantia Hipotecária e Outras Avenças, com Recursos do Sistema Brasileiro de Poupança e Empréstimo – SBPE nº 155.552.238.954”, celebrated between the Company and Caixa Econômica Federal on March 10, 2016, in order to finance the real estate development “Americas”, approving the new total term of the contract to be of 62 months, final due date on September 2017; and (ii) “Termo Aditivo ao Contrato de Mútuo para Construção de Empreendimento Imobiliário com Garantia Hipotecária e Outras Avenças, com Recursos do Sistema Brasileiro de Poupança e Empréstimo – SBPE nº 155.552.320.110”, celebrated between the Company and Caixa Econômica Federal on March 10, 2016, in order to finance the real estate development “Alphagreen”, approving the new total term of the contract to be of 57 months, final due date on January 2018.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer